Exhibit 99.1

FOR IMMEDIATE RELEASE	Wednesday January 27, 2016
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless otherwise noted.)

CELESTICA ANNOUNCES FOURTH QUARTER AND

FISCAL YEAR 2015 FINANCIAL RESULTS

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced financial results for the fourth quarter and fiscal year ended December 31, 2015.

Fourth Quarter 2015 Highlights

•                  Revenue: $1.515 billion, above our previously provided guidance range of $1.375 billion to $1.475 billion, increased 8% sequentially and 6% compared to the fourth quarter of 2014

•                  Revenue from our diversified end market represented 30% of total revenue, compared to 27% for the fourth quarter of 2014

•                  Operating margin (non-IFRS): 3.5%, compared to 3.6% for the fourth quarter of 2014

•                  Adjusted EPS (non-IFRS): $0.27 per share, at the low end of our previously provided guidance range of $0.27 to $0.33 per share, compared to $0.23 per share for the fourth quarter of 2014. Q4 2015 adjusted EPS was negatively impacted by higher than expected costs incurred in connection with the expansion of our solar business and increased income tax expense

•                  IFRS EPS: $0.08 per share, compared to a loss of $0.03 per share for the fourth quarter of 2014

•                  ROIC (non-IFRS): 21.4%, compared to 20.8% for the fourth quarter of 2014

•                  Free cash flow (non-IFRS): $76.0 million, compared to $60.0 million for the fourth quarter of 2014

Fiscal Year 2015 Highlights

•                  Revenue: $5.6 billion, flat compared to 2014

•                  Revenue from our diversified end market grew 4% to represent 29% of total revenue, compared to 28% for 2014

•                  Operating margin (non-IFRS): 3.5%, consistent with 2014

•                  Adjusted EPS (non-IFRS): $0.92 per share (which included an $0.08 per share income tax expense resulting from taxable foreign exchange impacts), compared to $1.00 per share for 2014

•                  IFRS EPS: $0.42 per share, compared to $0.60 per share for 2014

•                  ROIC (non-IFRS): 19.8%, compared to 19.5% for 2014

•                  Free cash flow (non-IFRS): $113.2 million, compared to $177.4 million for 2014

•                  Repurchased and cancelled an aggregate of 32.4 million subordinate voting shares for $420 million through a substantial issuer bid and a Normal Course Issuer Bid; such repurchases represented approximately 18.6% of the total multiple voting shares and subordinate voting shares issued and outstanding at January 1, 2015

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“Celestica delivered revenue above our guidance range in the fourth quarter of 2015, driven primarily by strength in our storage and server markets,” said Rob Mionis, Celestica’s President and Chief Executive Officer. “We also achieved year-over-year improvements in free cash flow and return on invested capital.”

 “Despite a challenging environment, we reported solid financial and operating results for 2015, while continuing to invest in the business and returning over $400 million to shareholders through share repurchases during the year.”

“We are entering 2016 with a strong foundation and a focus on accelerating our strategy to deliver profitable growth for the company, and to increase customer and shareholder value.”

Fourth Quarter and Fiscal Year 2015 Summary

	Three months ended December 31		Year ended December 31
	2014	2015	2014	2015
Revenue (in millions)	$1,424.3	$1,514.9	$5,631.3	$5,639.2

IFRS net earnings (loss) (in millions)(i)	$(4.4)	$12.1	$108.2	$66.9
IFRS earnings (loss) per share (i)	$(0.03)	$0.08	$0.60	$0.42

Non-IFRS adjusted net earnings (in millions) (i) (ii)	$40.3	$38.9	$179.5	$145.0
Non-IFRS adjusted EPS(i) (ii)	$0.23	$0.27	$1.00	$0.92
Non-IFRS return on invested capital (ROIC)(ii)	20.8%	21.4%	19.5%	19.8%
Non-IFRS operating margin(ii)	3.6%	3.5%	3.5%	3.5%

(i)       International Financial Reporting Standards (IFRS) net earnings for the fourth quarter and fiscal year 2015 included a non-cash impairment charge of $12.2 million, or $0.08 per share, on certain of our property, plant and equipment. IFRS net earnings and adjusted net earnings (non-IFRS) for fiscal year 2015 included a $12.2 million, or $0.08 per share, income tax expense related to taxable foreign exchange impacts arising from the weakening of the Malaysian ringgit and Chinese renminbi relative to the U.S. dollar. See note 12 to our December 31, 2015 unaudited interim condensed consolidated financial statements. IFRS net loss for the fourth quarter of 2014 and IFRS net earnings for fiscal year 2014 included a non-cash goodwill impairment charge of $40.8 million, or $0.23 per share, related to our semiconductor business.

IFRS EPS for the fourth quarter of 2015 included an aggregate charge of $0.08 (pre-tax) per share for employee stock-based compensation expense and amortization of intangible assets (excluding computer software). This aggregate charge is within the range we provided on October 20, 2015 of an aggregate charge of between $0.06 and $0.12 per share for these items (see the tables in Schedule 1 attached hereto for per-item charges).

In addition, IFRS EPS and non-IFRS adjusted EPS for the fourth quarter and fiscal year 2015 were positively impacted by the reduction of our weighted average number of shares as a result of our share repurchases and cancellations in 2015, as noted above.

(ii)    Non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other public companies that use IFRS or other generally accepted accounting principles (GAAP). See “Non-IFRS Supplementary Information” below for information on our rationale for the use of non-IFRS measures, and Schedule 1 for, among other items, non-IFRS measures included in this press release, as well as their definitions, uses, and a reconciliation of non-IFRS to IFRS measures (where a comparable IFRS measure exists).

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End Markets by Quarter as a Percentage of Total Revenue

	2014					2015
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Communications	40%	40%	40%	40%	40%	40%	40%	41%	38%	40%
Consumer	6%	5%	5%	3%	5%	3%	3%	3%	3%	3%
Diversified(i)	28%	28%	29%	27%	28%	28%	28%	30%	30%	29%
Servers	10%	10%	9%	10%	9%	11%	10%	8%	10%	10%
Storage	16%	17%	17%	20%	18%	18%	19%	18%	19%	18%
Revenue (in billions)	$1.31	$1.47	$1.42	$1.42	$5.63	$1.30	$1.42	$1.41	$1.51	$5.64

(i)        Our diversified end market is comprised of aerospace and defense, industrial, healthcare, energy, and semiconductor equipment.

First Quarter 2016 Outlook

For the first quarter ending March 31, 2016, we anticipate revenue to be in the range of $1.3 billion to $1.4 billion, and non-IFRS adjusted net earnings per share to be in the range of $0.19 to $0.25 (excluding any impact from taxable foreign exchange). We expect a negative $0.05 to $0.10 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for employee stock-based compensation expense, amortization of intangible assets (excluding computer software) and restructuring charges.

Fourth Quarter 2015 Webcast

Management will host its fourth quarter 2015 results conference call today at 5:00 p.m. Eastern Standard Time. The webcast can be accessed at www.celestica.com.

Non-IFRS Supplementary Information

In addition to disclosing detailed operating results in accordance with IFRS, Celestica provides supplementary non-IFRS measures to consider in evaluating the company’s operating performance. Management uses adjusted net earnings and other non-IFRS measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS measures to assess past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations. See Schedule 1 - Supplementary Non-IFRS Measures for, among other items, non-IFRS measures provided herein, non-IFRS definitions, and a reconciliation of non-IFRS to IFRS measures (where a comparable IFRS measure exists).

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome complex challenges. For further information about Celestica, visit our website at www.celestica.com. Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

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Cautionary Note Regarding Forward-looking Statements

This news release contains forward-looking statements related to our future growth; trends in the electronics manufacturing services (EMS) industry; our anticipated financial or operational results, including our quarterly revenue and earnings guidance; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, restructuring actions and charges, capital expenditures and/or benefits; our expected tax and litigation outcomes; our cash flows, financial targets and priorities; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; the effect of the global economic environment on customer demand; the possibility of future impairment of property, plant and equipment, goodwill or intangible assets; the expected timing of ramping our solar programs in Asia, and the timing and extent of the expected recovery of our cash advances made to a particular solar cell supplier; the impact of the Term Loan (as defined herein), on our liquidity, future operations and financial condition; the timing and terms of the sale of our real property in Toronto and related transactions, including the expected lease of our corporate head office (collectively, the “Toronto Real Property Transactions”); and, if the Toronto Real Property Transactions are completed, our ability to secure on commercially acceptable terms an alternate site for our existing Toronto manufacturing operations and the transition costs for such expected relocation. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such statements, including, among others, risks related to: our customers’ ability to compete and succeed in the marketplace with the services we provide and the products we manufacture; price and other competitive factors generally affecting the EMS industry; managing our operations and our working capital performance during uncertain market and economic conditions; responding to changes in demand, rapidly evolving and changing technologies, and changes in our customers’ business and outsourcing strategies, including the insourcing of programs; customer concentration and the challenges of diversifying our customer base and replacing revenue from completed or lost programs, or customer disengagements; changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers or logistics partners, including as a result of global or local events outside our control; retaining or expanding our business due to execution issues relating to the ramping of new programs or new offerings; the incurrence of future impairment charges; recruiting or retaining skilled personnel; current or future litigation and/or governmental actions; successfully resolving commercial and operational challenges, and improving financial results, in our semiconductor and solar businesses; delays in the delivery and availability of components, services and materials; non-performance by counterparties; our financial exposure to foreign currency volatility; our dependence on industries affected by rapid technological change; the variability of revenue and operating results; managing our global operations and supply chain; increasing income taxes, tax audits, defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits; completing restructuring actions, including achieving the anticipated benefits therefrom, and integrating any acquisitions; computer viruses, malware, hacking attempts or outages that may disrupt our operations; any failure to adequately protect our intellectual property or the intellectual property of others; compliance with applicable laws, regulations and social responsibility initiatives; our having sufficient financial resources and working capital following completion of the SIB and consummation of the Term Loan to fund currently anticipated financial obligations and to pursue desirable business opportunities; the potential that conditions to closing the Toronto Real Property Transactions may not be satisfied on a timely basis or at all; and, if the Toronto Real Property Transactions are completed, our ability to secure on commercially acceptable terms an alternate site for our existing Toronto manufacturing operations, and the costs, timing and/or execution of such relocation proving to be other than anticipated. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in our MD&A, our Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and our Annual Information Form filed with the Canadian Securities Administrators.

Our revenue, earnings and other financial guidance, as contained in this press release, are based on various assumptions, many of which involve factors that are beyond our control. The material assumptions include those related to the following: production schedules from our customers, which generally range from 30 to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers’ products; the stability of general economic and market conditions, currency exchange rates, and interest rates; our pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; the costs and availability of components, materials, services, plant and capital equipment, labor, energy and transportation; operational and financial matters including the extent, timing and costs of replacing revenue from completed or lost programs, or customer disengagements; technological developments; overall demand improvement in the semiconductor industry; revenue growth and improved financial results in our semiconductor and solar businesses; the timing, execution and effect of restructuring actions; our having sufficient financial resources and working capital following completion of the SIB and consummation of the Term Loan to fund our currently anticipated financial obligations and to pursue desirable business

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opportunities; and our ability to diversify our customer base and develop new capabilities. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contacts:

Celestica Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

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Schedule 1

Supplementary Non-IFRS Measures

Our non-IFRS measures herein include adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted selling, general and administrative expenses (SG&A), adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, net invested capital, return on invested capital (ROIC), and free cash flow. Adjusted EBIAT, net invested capital, ROIC and free cash flow are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items, where applicable: employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries (most significantly restructuring charges), the write-down of goodwill, intangible assets and property, plant and equipment, and gains or losses related to the repurchase of shares or debt, net of tax adjustments and significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites.

We believe the non-IFRS measures we present herein are useful, as they enable investors to evaluate and compare our results from operations and cash resources generated from our business in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results) and provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. The non-IFRS financial measures that can be reconciled to IFRS measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of our ongoing operation of our business.

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other public companies that use IFRS, or who report under U.S. GAAP and use non-U.S. GAAP measures to describe similar operating metrics. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on the company. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of the company’s performance, and reconciling non-IFRS results back to IFRS results where a comparable IFRS measure exists.

The economic substance of these exclusions and management’s rationale for excluding them from non-IFRS financial measures is provided below:

Employee stock-based compensation expense, which represents the estimated fair value of stock options, restricted share units and performance share units granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee stock-based compensation expense from their core operating results, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do, including those competitors who use U.S. GAAP and non-U.S. GAAP measures to present similar metrics.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges.

Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, site closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale, reductions in infrastructure, and acquisition-related transaction costs. We exclude restructuring and other charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities.  We believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these charges, net of recoveries, in assessing operating performance.

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Impairment charges, which consist of non-cash charges against goodwill, intangible assets and property, plant and equipment, result primarily when the carrying value of these assets exceeds their recoverable amount. Our competitors may record impairment charges at different times. We believe that excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Gains or losses related to the repurchase of our securities are excluded, as we believe that these gains or losses do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these gains or losses in assessing operating performance.

Significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites are excluded, as we believe that these write-offs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

The following table sets forth, for the periods indicated, the various non-IFRS measures discussed above, and a reconciliation of IFRS to non-IFRS measures, where a comparable IFRS measure exists (in millions, except percentages and per share amounts):

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	Three months ended December 31				Year ended December 31
	2014		2015		2014		2015
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS revenue	$1,424.3		$1,514.9		$5,631.3		$5,639.2

IFRS gross profit	$104.5	7.3%	$101.3	6.7%	$405.4	7.2%	$391.1	6.9%
Employee stock-based compensation expense	3.0		4.3		13.4		16.3
Non-IFRS adjusted gross profit	$107.5	7.5%	$105.6	7.0%	$418.8	7.4%	$407.4	7.2%

IFRS SG&A	$52.9	3.7%	$51.8	3.4%	$210.3	3.7%	$207.5	3.7%
Employee stock-based compensation expense	(2.9)		(6.5)		(15.0)		(21.3)
Non-IFRS adjusted SG&A	$50.0	3.5%	$45.3	3.0%	$195.3	3.5%	$186.2	3.3%

IFRS earnings before income taxes	$5.7		$23.8		$124.6		$109.1
Finance costs	1.0		2.6		3.1		6.3
Employee stock-based compensation expense	5.9		10.8		28.4		37.6
Amortization of intangible assets (excluding computer software)	1.5		1.5		6.3		6.0
Impairment, restructuring and other charges	37.4		14.3		37.1		35.8
Non-IFRS operating earnings (adjusted EBIAT) (1)	$51.5	3.6%	$53.0	3.5%	$199.5	3.5%	$194.8	3.5%

IFRS net earnings (loss)	$(4.4)	(0.3)%	$12.1	0.8%	$108.2	1.9%	$66.9	1.2%
Employee stock-based compensation expense	5.9		10.8		28.4		37.6
Amortization of intangible assets (excluding computer software)	1.5		1.5		6.3		6.0
Impairment, restructuring and other charges	37.4		14.3		37.1		35.8
Adjustments for taxes (2)	(0.1)		0.2		(0.5)		(1.3)
Non-IFRS adjusted net earnings	$40.3		$38.9		$179.5		$145.0

Diluted EPS
Weighted average # of shares (in millions) used for IFRS earnings (loss) per share	175.6		145.2		180.4		157.9
IFRS earnings (loss) per share	$(0.03)		$0.08		$0.60		$0.42
Weighted average # of shares (in millions) used for non-IFRS adjusted earnings per share *	177.6		145.2		180.4		157.9
Non-IFRS adjusted net earnings per share	$0.23		$0.27		$1.00		$0.92
# of shares outstanding at period end (in millions)	174.6		143.5		174.6		143.5

IFRS cash provided by operations	$78.0		$92.0		$241.5		$196.3
Purchase of property, plant and equipment, net of sales proceeds	(15.8)		(15.4)		(59.9)		(60.0)
Deposit on anticipated sale of real property	—		—		—		11.2
Net repayments from (advances to) solar supplier	—		1.8		—		(26.5)
Finance costs paid	(2.2)		(2.4)		(4.2)		(7.8)
Non-IFRS free cash flow (3)	$60.0		$76.0		$177.4		$113.2

Non-IFRS ROIC % (4)	20.8%		21.4%		19.5%		19.8%

*                 Non-IFRS adjusted net earnings per share is calculated by dividing non-IFRS adjusted net earnings by the number of diluted weighted average shares outstanding. Because we reported a net loss on an IFRS basis in the fourth quarter of 2014, the calculation of IFRS diluted weighted average shares outstanding for such period excludes 2.0 million shares underlying stock-based awards that were in the money as at December 31, 2014, as the effect of these shares would be anti-dilutive. We included the dilutive effects of these shares in the calculation of the weighted average number of shares outstanding used to calculate non-IFRS adjusted net earnings (per diluted share) for the fourth quarter of 2014, because their effects were dilutive in relation to this measure.

(1)          Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess our operational performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings before finance costs (consisting of interest and fees related to our credit facilities and accounts receivable sales program), amortization of intangible assets (excluding computer software) and income taxes.  Non-IFRS adjusted EBIAT also excludes, in periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges (net of recoveries), gains or losses related to the repurchase of our securities, and impairment charges.

(2)         The adjustments for taxes, as applicable, represent the tax effects on the non-IFRS adjustments and significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites that management considers not to be reflective of our core operating performance.

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(3)         Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash flow from operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by or used in operating activities after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), advances to (or repayments from) a solar supplier for its capital expenditures, and finance costs paid. Non-IFRS free cash flow also includes the cash deposit we received in the third quarter of 2015 upon execution of the agreement to sell our Toronto real property (see note 7 to our December 31, 2015 unaudited interim condensed consolidated financial statements).

(4)         Management uses non-IFRS ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Our non-IFRS ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS ROIC is calculated by dividing non-IFRS adjusted EBIAT by average non-IFRS net invested capital. Net invested capital (calculated in the table below) is a non-IFRS measure and consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average non-IFRS net invested capital for the quarter and a five-point average to calculate average non-IFRS net invested capital for the year. There is no comparable measure under IFRS.

The following table sets forth, for the periods indicated, our calculation of non-IFRS ROIC % (in millions, except ROIC %):

	Three months ended December 31		Year ended December 31
	2014	2015	2014	2015
Non-IFRS operating earnings (adjusted EBIAT)	$51.5	$53.0	$199.5	$194.8
Multiplier	4	4	1	1
Annualized non-IFRS adjusted EBIAT	$206.0	$212.0	$199.5	$194.8

Average non-IFRS net invested capital for the period	$990.4	$992.5	$1,021.8	$984.0

Non-IFRS ROIC % (1)	20.8%	21.4%	19.5%	19.8%

	December 31 2014	March 31 2015	June 30 2015	September 30 2015	December 31 2015
Non-IFRS net invested capital consists of:
Total assets	$2,583.6	$2,579.3	$2,624.7	$2,603.6	$2,612.0
Less: cash	565.0	569.2	496.8	495.7	545.3
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,054.3	1,044.8	1,122.3	1,085.3	1,104.3
Non-IFRS net invested capital at period end (1)	$964.3	$965.3	$1,005.6	$1,022.6	$962.4

	December 31 2013	March 31 2014	June 30 2014	September 30 2014	December 31 2014
Non-IFRS net invested capital consists of:
Total assets	$2,638.9	$2,590.7	$2,673.3	$2,666.3	$2,583.6
Less: cash	544.3	489.2	519.1	578.2	565.0
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,109.2	1,035.7	1,077.2	1,071.7	1,054.3
Non-IFRS net invested capital at period end (1)	$985.4	$1,065.8	$1,077.0	$1,016.4	$964.3

 (1)      Management uses non-IFRS ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Our non-IFRS ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS ROIC is calculated by dividing non-IFRS adjusted EBIAT by average non-IFRS net invested capital. Net invested capital is a non-IFRS measure and consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average non-IFRS net invested capital for the quarter and a five-point average to calculate average non-IFRS net invested capital for the year. There is no comparable measure under IFRS.

GUIDANCE SUMMARY

	Q4 2015 Guidance	Q4 2015 Actual	Q1 2016 Guidance (1)
IFRS revenue (in billions)	$1.375 to $1.475	$1.51	$1.3 to $1.4
Non-IFRS adjusted EPS (diluted)	$0.27 to $0.33	$0.27	$0.19 to $0.25

(1) Our guidance on Non-IFRS adjusted EPS (diluted) excludes any impact from taxable foreign exchange. For the first quarter of 2016, we anticipate a negative $0.05 to $0.10 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for employee stock-based compensation expense, amortization of intangible assets (excluding computer software) and restructuring charges.

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CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	December 31 2014	December 31 2015
Assets
Current assets:
Cash and cash equivalents (note 13)	$565.0	$545.3
Accounts receivable (note 5)	693.5	681.0
Inventories (note 6)	719.0	794.6
Income taxes receivable	11.4	10.4
Assets classified as held-for-sale	28.3	27.4
Other current assets (note 4)	87.0	65.3
Total current assets	2,104.2	2,124.0

Property, plant and equipment (note 7)	312.4	314.6
Goodwill	19.5	19.5
Intangible assets	35.2	30.4
Deferred income taxes	37.3	40.1
Other non-current assets (notes 4 & 10)	75.0	83.4
Total assets	$2,583.6	$2,612.0

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and finance lease obligations (notes 4 & 8)	$—	$29.1
Accounts payable	730.9	801.4
Accrued and other current liabilities	259.6	257.7
Income taxes payable	14.5	25.0
Current portion of provisions	49.3	20.2
Total current liabilities	1,054.3	1,133.4

Long-term portion of borrowings under credit facility and finance lease obligations (notes 4 & 8)	—	250.6
Pension and non-pension post-employment benefit obligations (note 10)	99.2	83.2
Provisions and other non-current liabilities	18.1	28.0
Deferred income taxes	17.1	25.8
Total liabilities	1,188.7	1,521.0

Equity:
Capital stock (note 9)	2,609.5	2,093.9
Treasury stock (note 9)	(21.4)	(31.4)
Contributed surplus	677.1	846.7
Deficit	(1,845.3)	(1,785.4)
Accumulated other comprehensive loss	(25.0)	(32.8)
Total equity	1,394.9	1,091.0
Total liabilities and equity	$2,583.6	$2,612.0

Contingencies (note 14)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended December 31		Year ended December 31
	2014	2015	2014	2015
Revenue	$1,424.3	$1,514.9	$5,631.3	$5,639.2
Cost of sales (note 6)	1,319.8	1,413.6	5,225.9	5,248.1
Gross profit	104.5	101.3	405.4	391.1
Selling, general and administrative expenses (SG&A)	52.9	51.8	210.3	207.5
Research and development	5.0	6.5	19.7	23.2
Amortization of intangible assets	2.5	2.3	10.6	9.2
Other charges (note 11)	37.4	14.3	37.1	35.8
Earnings from operations	6.7	26.4	127.7	115.4
Finance costs	1.0	2.6	3.1	6.3
Earnings before income taxes	5.7	23.8	124.6	109.1
Income tax expense (recovery) (note 12):
Current	4.0	14.7	9.7	38.7
Deferred	6.1	(3.0)	6.7	3.5
	10.1	11.7	16.4	42.2
Net earnings (loss) for the period	$(4.4)	$12.1	$108.2	$66.9

Basic earnings (loss) per share	$(0.03)	$0.08	$0.61	$0.43

Diluted earnings (loss) per share	$(0.03)	$0.08	$0.60	$0.42

Shares used in computing per share amounts (in millions):
Basic	175.6	143.1	178.4	155.8
Diluted	175.6	145.2	180.4	157.9

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars)

(unaudited)

	Three months ended December 31		Year ended December 31
	2014	2015	2014	2015
Net earnings (loss) for the period	$(4.4)	$12.1	$108.2	$66.9
Other comprehensive income (loss), net of tax:
Items that will not be reclassified to net earnings (loss):
Actuarial gains (losses) on pension and non-pension post-employment benefit plans (notes 10 & 11(c))	9.6	(7.0)	11.9	(7.0)
Items that may be reclassified to net earnings (loss):
Currency translation differences for foreign operations	(4.6)	(0.3)	(10.0)	(1.7)
Changes from derivatives designated as hedges	(7.3)	8.5	(0.7)	(6.1)
Total comprehensive income (loss) for the period	$(6.7)	$13.3	$109.4	$52.1

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 9)	Treasury stock (note 9)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance — January 1, 2014	$2,712.0	$(12.0)	$681.7	$(1,965.4)	$(14.3)	$1,402.0
Capital transactions (note 9):
Issuance of capital stock	20.1	—	(12.3)	—	—	7.8
Repurchase of capital stock for cancellation (b)	(122.6)	—	(8.2)	—	—	(130.8)
Purchase of treasury stock	—	(23.9)	—	—	—	(23.9)
Stock-based compensation and other	—	14.5	15.9	—	—	30.4
Total comprehensive income:
Net earnings for 2014	—	—	—	108.2	—	108.2
Other comprehensive income (loss), net of tax:
Actuarial gains on pension and non-pension post-employment benefit plans (notes 10 & 11(c))	—	—	—	11.9	—	11.9
Currency translation differences for foreign operations	—	—	—	—	(10.0)	(10.0)
Changes from derivatives designated as hedges	—	—	—	—	(0.7)	(0.7)
Balance — December 31, 2014	$2,609.5	$(21.4)	$677.1	$(1,845.3)	$(25.0)	$1,394.9

Capital transactions (note 9):
Issuance of capital stock	12.6	—	(8.7)	—	—	3.9
Repurchase of capital stock for cancellation	(528.2)	—	157.8	—	—	(370.4)
Purchase of treasury stock	—	(28.9)	—	—	—	(28.9)
Stock-based compensation and other	—	18.9	20.5	—	—	39.4
Total comprehensive income:
Net earnings for 2015	—	—	—	66.9	—	66.9
Other comprehensive loss, net of tax:
Actuarial losses on pension and non-pension post-employment benefit plans (note 10)	—	—	—	(7.0)	—	(7.0)
Currency translation differences for foreign operations	—	—	—	—	(1.7)	(1.7)
Changes from derivatives designated as hedges	—	—	—	—	(6.1)	(6.1)
Balance — December 31, 2015	$2,093.9	$(31.4)	$846.7	$(1,785.4)	$(32.8)	$1,091.0

(a)  Accumulated other comprehensive loss is net of tax.

(b) Includes $50.0 prepayment under a program share repurchase. See note 9.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended December 31		Year ended December 31
	2014	2015	2014	2015
Cash provided by (used in):
Operating activities:
Net earnings (loss) for the period	$(4.4)	$12.1	$108.2	$66.9
Adjustments to net earnings (loss) for items not affecting cash:
Depreciation and amortization	17.8	17.8	68.7	68.3
Equity-settled stock-based compensation	5.9	10.8	28.4	37.6
Other charges	40.8	12.6	47.1	16.3
Finance costs	1.0	2.6	3.1	6.3
Income tax expense	10.1	11.7	16.4	42.2
Other	(2.3)	(8.7)	(14.7)	(17.5)
Changes in non-cash working capital items:
Accounts receivable	(3.1)	(37.3)	(39.4)	12.5
Inventories	56.2	54.1	98.2	(75.6)
Other current assets	(23.9)	(2.5)	(18.9)	38.2
Accounts payable, accrued and other current liabilities and provisions	(15.7)	34.1	(31.6)	28.8
Non-cash working capital changes	13.5	48.4	8.3	3.9
Net income taxes paid	(4.4)	(15.3)	(24.0)	(27.7)
Net cash provided by operating activities	78.0	92.0	241.5	196.3

Investing activities:
Purchase of computer software and property, plant and equipment (a)	(16.6)	(16.0)	(61.3)	(62.8)
Proceeds from sale of assets	0.8	0.6	1.4	2.8
Deposit on anticipated sale of real property (note 7)	—	—	—	11.2
Advances to solar supplier (note 4)	—	(1.2)	—	(29.5)
Repayments from solar supplier (note 4)	—	3.0	—	3.0
Net cash used in investing activities	(15.8)	(13.6)	(59.9)	(75.3)

Financing activities:
Borrowings under credit facility (note 8)	—	—	—	275.0
Repayments under credit facility (note 8)	—	(6.3)	—	(12.5)
Issuance of capital stock (note 9)	0.4	0.8	7.8	3.9
Repurchase of capital stock for cancellation (note 9)	(73.6)	(0.2)	(140.6)	(370.4)
Purchase of treasury stock (note 9)	—	(20.7)	(23.9)	(28.9)
Finance costs paid	(2.2)	(2.4)	(4.2)	(7.8)
Net cash used in financing activities	(75.4)	(28.8)	(160.9)	(140.7)

Net increase (decrease) in cash and cash equivalents	(13.2)	49.6	20.7	(19.7)
Cash and cash equivalents, beginning of period	578.2	495.7	544.3	565.0
Cash and cash equivalents, end of period	$565.0	$545.3	$565.0	$545.3

(a) Additional equipment of $1.9 and $19.0 was acquired through a finance lease in the fourth quarter and full year 2015, respectively. See note 4.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

1.                                      REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of aerospace and defense, industrial, healthcare, energy, and semiconductor equipment), Servers, and Storage end markets. Our product lifecycle offerings include a range of services to our customers including design, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.                                      BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2015 and our financial performance, comprehensive income (loss) and cash flows for the three months and year ended December 31, 2015.

These unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on January 27, 2016.

Functional and presentation currency:

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amounts of our cash generating units (CGUs, as defined below), which includes estimating future growth, profitability and discount rates, and the fair value of our real property; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, employee stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations related to our business acquisitions.

We define a CGU as the smallest identifiable group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, which could be a site, a group of sites, or a line of business.

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CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the period are indicators that a review for impairment should be conducted, and the timing of the recognition of charges or recoveries associated with our restructuring actions.

These unaudited interim condensed consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our 2014 annual audited consolidated financial statements. There have been no material changes to our significant accounting estimates and assumptions or the judgments affecting the application of such estimates and assumptions during the fourth quarter of 2015 from those described in the notes to our 2014 annual audited consolidated financial statements. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the estimates related to the recoverable amount used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities.

Recently issued accounting pronouncements:

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. The IASB recently confirmed a one-year deferral of this standard, which will now be effective January 1, 2018 and allows early adoption. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

In July 2014, the IASB issued a final version of IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The standard introduces a new model for the classification and measurement of financial assets, a single expected credit loss model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company’s risk management activities. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

In January 2016, the IASB issued IFRS 16, Leases, which brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15, Revenue from Contracts with Customers, has also been applied. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

3.                                      SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue for the periods indicated. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, and the execution of our programs and services, follow-on business, program completions or losses, the phasing in or out of programs, the success in the marketplace of our customers’ products, changes in customer demand, and the seasonality of our business. We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors, the level of outsourcing by customers (including decisions to insource), and the dynamics of the global economy will also continue to impact our business from period-to-period.

	Three months ended December 31		Year ended December 31
	2014	2015	2014	2015
Communications	40%	38%	40%	40%
Consumer	3%	3%	5%	3%
Diversified	27%	30%	28%	29%
Servers	10%	10%	9%	10%
Storage	20%	19%	18%	18%

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CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Customers:

For the fourth quarter and full year 2015, we had three customers that individually represented more than 10% of total revenue (fourth quarter and full year 2014 — three customers).

4.                                      SOLAR INVESTMENTS

In March 2015, we entered into a supply agreement with an Asia-based solar cell supplier (Solar Supplier) that includes a commitment by us to provide cash advances to help this supplier expand its manufacturing operations into Malaysia. Based on our current estimates, we are required to provide up to $31.0 of such cash advances. This supply agreement has an initial term of three and a half years, and is subject to automatic renewal for successive one-year terms unless either party provides a notice of intent not to renew. All such cash advances are scheduled to be repaid by this supplier through quarterly repayment installments starting in the fourth quarter of 2015 and continuing through the end of 2017. As of December 31, 2015, we advanced a total of $29.5 under this agreement. We received cash repayments of $3.0 from the supplier in the fourth quarter of 2015. As of December 31, 2015, $26.5 remains recoverable from this supplier, which we have recorded as other current assets of $17.0 and other non-current assets of $9.5 on our consolidated balance sheet.

In April 2015, we entered into a five-year agreement to lease manufacturing equipment valued at up to $20.0 to be used in our solar operations in Asia. As of December 31, 2015, we recorded lease obligations totaling $19.0, consisting of short-term obligations of $4.1 and long-term obligations of $14.9, related to the manufacturing equipment we received as of such date. Our lease payments are due quarterly, commencing in January 2016. This lease qualifies as a finance lease under IFRS. See note 8.

5.                                      ACCOUNTS RECEIVABLE

We have an accounts receivable sales agreement to sell up to $250.0 at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to three third-party banks. Each of these banks had a Standard and Poor’s long-term rating of BBB+ or above and short-term rating of A-2 or above at December 31, 2015. The term of this agreement has been annually extended in recent years for additional one-year periods (and is currently extendable to November 2017 under specified circumstances), but may be terminated earlier as provided in the agreement. At December 31, 2015, our accounts receivable balance excluded $50.0 of accounts receivable sold under this facility (December 31, 2014 — $50.0). The accounts receivable sold are removed from our consolidated balance sheet and reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and fees which we record in finance costs in our consolidated statement of operations.

6.                                      INVENTORIES

We record our inventory provisions and valuation recoveries in cost of sales. We record inventory provisions to reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down to net realizable value. We recorded net inventory recoveries of $0.9 and net inventory provisions of $3.8 for the fourth quarter and full year 2015, respectively (fourth quarter and full year 2014 — net inventory provisions of $0.3 and $5.8, respectively). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.

7.                                      SALE AGREEMENT WITH RESPECT TO REAL PROPERTY IN TORONTO

On July 23, 2015, we entered into an agreement of purchase and sale (the Property Sale Agreement) to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations, to a special purpose entity (the Property Purchaser) to be formed by a consortium of three real estate developers. If the transaction is completed, the purchase price will be approximately $137 million Canadian dollars ($98.5 at year-end exchange rates), exclusive of applicable taxes and subject to adjustment in accordance with the terms of the Property Sale Agreement, including for certain density bonuses and other adjustments in accordance with usual commercial practice.  Upon execution of the Property Sale Agreement, the Property Purchaser paid us a cash deposit of $15 million Canadian dollars ($11.2 at the then-prevailing exchange rate), which is non-

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CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

refundable except in limited circumstances. Upon closing, which is subject to various conditions, including municipal approvals and is currently anticipated to occur within approximately two years from the execution date of the Property Sale Agreement, the Property Purchaser is to pay us an additional $53.5 million Canadian dollars in cash ($38.5 at year-end exchange rates). The balance of the purchase price is to be satisfied upon closing by an interest-free, first-ranking mortgage in the amount of $68.5 million Canadian dollars ($49.3 at year-end exchange rates) to be registered on title to the property and having a term of two years from the closing date. We have recorded the cash deposit in other non-current liabilities on our consolidated balance sheet and as cash provided by investing activities in our consolidated statement of cash flows.

As part of the Property Sale Agreement, we have agreed, upon closing, to enter into an interim lease for our existing corporate head office and manufacturing premises on a portion of the real estate for an initial two-year term on a rent-free basis (subject to certain payments including taxes and utilities), which is to be followed by a longer-term lease for Celestica’s new corporate headquarters, on commercially reasonable arm’s-length terms. There can be no assurance that this transaction will be completed within the expected time period or at all.

Approximately 30% of the interests in the Property Purchaser are to be held by a privately-held company in which Mr. Gerald Schwartz, a controlling shareholder and director of Celestica, has a material interest. Mr. Schwartz also has a non-voting interest in an entity which is to have an approximate 25% interest in the Property Purchaser. Given the interest in the transaction by a related party, our board of directors formed a Special Committee, consisting solely of independent directors, which retained its own independent legal counsel, to review and supervise a competitive bidding process. The Special Committee, after considering, among other factors, that the purchase price for the property exceeded the valuation provided by an independent appraiser, determined that the Property Purchaser’s transaction terms were in the best interests of Celestica. Our board of directors, at a meeting where Mr. Schwartz was not present, approved the transaction based on the unanimous recommendation of the Special Committee.

8.                                      CREDIT FACILITIES AND LONG-TERM DEBT

Our $300.0 revolving credit facility was scheduled to mature in October 2018. In order to fund a portion of our share repurchases under the substantial issuer bid (the SIB) completed in June 2015, we amended this facility in May 2015 to add a non-revolving term loan component (Term Loan) in the amount of $250.0 (in addition to the previous revolving credit limit of $300.0), and to extend the maturity of the entire facility to May 2020. We funded the SIB using the proceeds of the Term Loan, $25.0 drawn on the revolving portion of the credit facility (Revolving Facility), and $75.0 of available cash on hand. See note 9. During 2015, we made two scheduled quarterly principal repayments totaling $12.5 under the Term Loan. At December 31, 2015, $262.5 was outstanding under the credit facility (December 31, 2014 — no amounts outstanding), comprised of $25.0 under the Revolving Facility and $237.5 under the Term Loan.

The Revolving Facility has an accordion feature that allows us to increase the $300.0 limit by an additional $150.0 on an uncommitted basis upon satisfaction of certain terms and conditions. The Revolving Facility also includes a $25.0 swing line, subject to the overall credit limit, that provides for short-term borrowings up to a maximum of seven days. The Revolving Facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes, including acquisitions. Borrowings under the Revolving Facility bear interest for the period of the draw at various base rates selected by us consisting of LIBOR, Prime, Base Rate Canada, and Base Rate (each as defined in the amended credit agreement), plus a margin. The margin for borrowings under the Revolving Facility ranges from 0.6% to 1.4% (except in the case of the LIBOR base rate, in which case, the margin ranges from 1.6% to 2.4%), based on a specified financial ratio based on indebtedness. The Term Loan bears interest at LIBOR plus a margin ranging from 2.0% to 3.0% based on the same financial ratio.

We are required to comply with certain restrictive covenants in respect of the facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants related to indebtedness and interest coverage. Certain of our assets are pledged as security for borrowings under this facility. If an event of default occurs and is continuing, the administrative agent may declare all advances on the facility to be immediately due and payable and may cancel the lenders’ commitments to make further advances thereunder.

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CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

The following table sets forth our borrowings under the Revolving Facility, Term Loan, and finance lease obligations as of December 31, 2015 (December 31, 2014 — nil):

December 31 2015
Borrowings under the Revolving Facility	$25.0
Term Loan	237.5
Total borrowings under credit facility	262.5
Less: unamortized debt issuance costs	(1.8)
Finance lease obligations (note 4)	19.0
$279.7
Comprised of:
Current portion of borrowings under credit facility and finance lease obligations	$29.1
Long-term portion of borrowings under credit facility and finance lease obligations	250.6
$279.7

We incurred debt issuance costs of $2.1 in 2015 in connection with the amendment of the credit facility, which we recorded as an offset against the proceeds from the Term Loan. Such costs are deferred and amortized over the term of the Term Loan using the effective interest rate method.

The $25.0 we borrowed under the Revolving Facility is due upon maturity of the facility in May 2020.  We are permitted to repay amounts prior to maturity.

The Term Loan requires quarterly principal repayments until its maturity. At December 31, 2015, the mandatory principal repayments of the Term Loan were as follows:

Years ending December 31	Amount
2016	$25.0
2017	25.0
2018	25.0
2019	25.0
2020 (to maturity in May 2020)	137.5

We are permitted to make voluntary prepayments of the Term Loan, subject to certain terms and conditions. Prepayments on the Term Loan are also required under certain circumstances. Repaid amounts on the Term Loan may not be re-borrowed.

At December 31, 2015, we were in compliance with all restrictive and financial covenants under the credit facility. Commitment fees paid in the fourth quarter and full year 2015 were $0.4 and $1.3, respectively (fourth quarter and full year 2014 — $0.5 and $2.0, respectively). At December 31, 2015, we had $27.2 (December 31, 2014 — $28.5) outstanding in letters of credit under this facility.

We also have a total of $70.0 of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at December 31, 2015 or December 31, 2014.

The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

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CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

9.             CAPITAL STOCK

Share repurchases:

We have repurchased subordinate voting shares in the open market and otherwise for cancellation in recent years pursuant to normal course issuer bids (NCIBs), which allow us to repurchase a limited number of subordinate voting shares during a specified period, and from time to time pursuant to substantial issuer bids, including the SIB described below. As part of the NCIB process, we have entered into Automatic Share Purchase Plans (ASPPs) with brokers that allow such brokers to purchase our subordinate voting shares in the open market on our behalf for cancellation under our NCIBs (including during any applicable self-imposed trading blackout periods). In addition, we have entered into program share repurchases (PSRs) as part of the NCIB process, pursuant to which we make a prepayment to a broker in consideration for the right to receive a variable number of subordinate voting shares upon such PSR’s completion. Under such PSRs, the price and number of subordinate voting shares to be repurchased by us is determined based on a discount to the volume weighted-average market price of our subordinate voting shares during the term of the PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under any PSR are cancelled upon completion of each PSR under the NCIB. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under each NCIB is reduced by the number of subordinate voting shares we purchase in the open market during the term of such NCIB to satisfy obligations under our stock-based compensation plans.

In August 2014, we completed an NCIB launched in August 2013 (the 2013 NCIB), which allowed us to repurchase, at our discretion, up to approximately 9.8 million subordinate voting shares in the open market, or as otherwise permitted. During 2014, we paid $59.6 (including transaction fees) to repurchase and cancel 5.5 million subordinate voting shares at a weighted average price of $10.82 per share under the 2013 NCIB, including 4.0 million subordinate voting shares repurchased under two PSRs and 0.9 million subordinate voting shares repurchased under an ASPP completed during the term of the 2013 NCIB. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the 2013 NCIB was reduced by 0.3 million subordinate voting shares we purchased in the open market during the term of the 2013 NCIB to satisfy obligations under our stock-based compensation plans.

On September 9, 2014, the TSX accepted our notice to launch a new NCIB (the 2014 NCIB), which allowed us to repurchase, at our discretion, until the earlier of September 10, 2015 or the completion of purchases thereunder, up to approximately 10.3 million subordinate voting shares (representing approximately 5.8% of our total subordinate voting and multiple voting shares outstanding at the time of launch) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. The 2014 NCIB expired in September 2015. During 2015, prior to its expiry, we repurchased and cancelled a total of 6.1 million subordinate voting shares for $69.8 (including transaction fees) under the 2014 NCIB, at a weighted average price of $11.46 per share, including 4.4 million subordinate voting shares repurchased under a $50.0 PSR we funded in December 2014. We completed the share repurchases under this PSR on January 28, 2015 at a weighted average price of $11.38 per share. During 2014, we paid $31.0 (including transaction fees) to repurchase and cancel 2.9 million subordinate voting shares under the 2014 NCIB at a weighted average price of $10.53 per share. The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under the 2014 NCIB was reduced by 0.5 million subordinate voting shares we purchased in the open market during the term of the 2014 NCIB to satisfy obligations under our stock-based compensation plans.

In the second quarter of 2015, we launched and completed the SIB, pursuant to which we repurchased and cancelled approximately 26.3 million subordinate voting shares at a price of $13.30 per share (for an aggregate purchase price of $350.0), representing approximately 15.5% of our total multiple voting shares and subordinate voting shares issued and outstanding prior to completion of the SIB. We also recorded $0.9 in transaction-related costs. We funded the share repurchases with the proceeds of the Term Loan, $25.0 drawn on the Revolving Facility, and $75.0 of cash on hand. See note 8.

Stock-based compensation:

We grant share unit awards to employees under our stock-based compensation plans. Under one of our stock-based compensation plans, we have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling such awards in cash. Under our other stock-based compensation  plan, we may (at the time of grant) authorize the grantee to settle awards in either cash or subordinate voting shares (absent such permitted election, grants will be settled in subordinate voting shares, which we may purchase in the open market or issue from treasury, subject to certain limits). From time-to-time, we pay cash for the purchase by a trustee of subordinate voting shares in the open market to satisfy the delivery

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CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

of shares upon vesting of awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. During 2015, we purchased 2.5 million (2014 — 2.2 million) subordinate voting shares in the open market through a trustee for $28.9 (2014 — $23.9) (including transaction fees) to satisfy delivery requirements under our stock-based compensation plans. At December 31, 2015, the trustee held 2.8 million subordinate voting shares for this purpose, having a value of $31.4 (December 31, 2014 — 2.0 million subordinate voting shares with a value of $21.4).

The following table outlines the activities for stock-based awards granted to employees (activities for deferred share units (DSUs) issued to directors are excluded) for the year ended December 31, 2015:

Number of awards (in millions)	Options	RSUs	PSUs (i)

Outstanding at December 31, 2014	3.3	3.4	6.1
Granted (i)	0.3	2.2	2.1
Exercised or settled (ii)	(0.5)	(2.0)	(0.5)
Forfeited or expired	(0.2)	(0.1)	(2.2)
Outstanding at December 31, 2015	2.9	3.5	5.5

Weighted-average grant date fair value of options and share units granted	$4.68	$11.49	$13.06

(i)                                     During 2015, we granted 2.1 million (2014 — 2.6 million) performance share units (PSUs), of which 60% vest based on the achievement of a market performance condition tied to Total Shareholder Return (TSR), and the balance vest based on a non-market performance condition based on pre-determined financial targets. See note 2(n) of our 2014 annual audited consolidated financial statements for a description of TSR. We estimated the grant date fair value of the TSR-based PSUs using a Monte Carlo simulation model. The grant date fair value of the non-TSR-based PSUs is determined by the market value of our subordinate voting shares at the time of grant and may be adjusted in subsequent periods to reflect a change in the estimated level of achievement related to the applicable performance condition. We expect to settle these awards with subordinate voting shares purchased in the open market by a trustee or issued from treasury. The number of PSUs that will actually vest will vary from 0 to the amount set forth in the table above as outstanding at December 31, 2015 (representing the maximum potential payout) depending on the level of achievement of the relevant performance conditions.

(ii)                                  During the fourth quarter and full year 2015, we received cash proceeds of $0.8 and $3.9, respectively (fourth quarter and full year 2014 — $0.4 and $7.8, respectively) relating to the exercise of vested employee stock options.

At December 31, 2015, 1.3 million (December 31, 2014 — 1.1 million) DSUs were outstanding.

For the fourth quarter and full year 2015, we recorded aggregate employee stock-based compensation expense (excluding DSU expense) through cost of sales and SG&A of $10.8 and $37.6, respectively (fourth quarter and full year 2014 — $5.9 and $28.4, respectively), and DSU expense (recorded through SG&A) of $0.4 and $1.9, respectively (fourth quarter and full year 2014 — $0.5 and $1.9, respectively). Employee stock-based compensation expense varies from period-to-period. The portion of such expense that relates to performance-based compensation varies depending on the level of achievement of pre-determined performance goals and financial targets.

Weighted average number of shares outstanding:

The weighted average number of shares used for the diluted per share calculations include the effect of stock-based compensation awards, if dilutive. For the fourth quarter of 2014, we excluded the effect of 2.0 million such awards as they were anti-dilutive due to the loss reported in that period.

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CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

10.             PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS

We provide pension and non-pension post-employment defined benefit plans for our employees. Our obligations are determined based on actuarial valuations. We recognize actuarial gains or losses arising from pension and non-pension post-employment defined benefit plans in other comprehensive income (loss) and we subsequently reclassify the amounts to deficit. For 2015, we recognized $7.0 of net actuarial loss, net of tax (2014 — $11.9 of net actuarial gains, net of tax). We used a measurement date of December 31, 2015 for the accounting valuation of our pension and non-pension post-employment defined benefit plans.

Also see note 11(c).

11.             OTHER CHARGES

	Three months ended December 31		Year ended December 31
	2014	2015	2014	2015
Restructuring (a)	$(2.1)	$2.1	$(2.1)	$23.9
Asset impairment (b)	40.8	12.2	40.8	12.2
Pension obligation settlement loss (gain) (c)	—	—	6.4	(0.3)
Other (d)	(1.3)	—	(8.0)	—
	$37.4	$14.3	$37.1	$35.8

(a)           Restructuring:

We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. As a result of our most recent evaluation, we recorded restructuring charges of $23.9 during 2015 (including $2.1 in the fourth quarter of 2015) to consolidate certain of our sites and to reduce our workforce. Our cash restructuring charges of $19.5 were primarily for employee termination costs, and our non-cash charges of $4.4 were primarily to write down certain equipment to recoverable amounts. Our restructuring charges for 2015 included headcount reductions at various sites, including reductions at under-utilized manufacturing sites in higher cost locations, as well as costs associated with the consolidation of two of our semiconductor sites into a single location. In an effort to reduce the cost structure and improve the margin performance of our semiconductor business, our actions resulted in a reduction in the related workforce and a write down of certain equipment. Our restructuring provision at December 31, 2015 was $10.7 (December 31, 2014 — $1.9) comprised primarily of employee termination costs which we expect to pay by the end of March 2016. In 2014, we recorded a net reversal of $2.1 primarily to adjust for reduced payments in relation to a site that was part of a previous restructuring action.

The recognition of restructuring charges requires us to make certain judgments and estimates regarding the nature, timing and amounts associated with our restructuring actions. Our major assumptions include the number of employees to be terminated and the timing of such terminations, the measurement of termination costs, the timing and amount of lease obligations, and the timing of disposition and estimated fair values of assets available for sale, as applicable. We develop detailed plans and record termination costs for employees informed of their termination. We engage independent brokers to determine the estimated fair values less costs to sell for assets we no longer use and which are available for sale. We recognize an impairment loss for assets whose carrying amount exceeds their respective fair values less costs to sell as determined by such independent brokers. We also record adjustments to reflect actual proceeds on disposition of these assets. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Further adjustments may be required to reflect actual experience or changes in estimates.

(b)           Annual impairment assessment:

We conduct our annual impairment assessment of goodwill, intangible assets and property, plant and equipment in the fourth quarter of each year (which corresponds to our annual planning cycle), and whenever events or changes in circumstances indicate that the carrying amount of an asset, CGU or a group of CGUs may not be recoverable. We recognize an impairment loss when the carrying amount of an asset, CGU or a group of CGUs exceeds its recoverable amount, which is measured as the greater of its value-in-use and its fair value less costs to sell. Prior to our 2015 annual impairment assessment, we did not identify any triggering event during the course of 2015 indicating that the carrying amount of our assets and CGUs may not be recoverable. For our 2015 annual impairment assessment of goodwill, intangible assets and property, plant and equipment, we used cash flow projections based primarily on our plan for the following year and, to a lesser extent, on our three-year strategic plan and other financial projections.

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CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Our plan for the following year is primarily based on financial projections submitted by our subsidiaries in the fourth quarter of each year, together with inputs from our customer teams, and is subjected to in-depth reviews performed by various levels of management as part of our annual planning cycle. The plan for the following year was approved by management and presented to our Board of Directors in December 2015.

Upon completion of our 2015 annual impairment assessment of goodwill, intangible assets and property, plant and equipment, we determined that the recoverable amount of our assets and CGUs, other than our Japan and Spain CGUs, exceeded their respective carrying values and no impairment existed for such assets and CGUs as of December 31, 2015. Our CGUs in each of Japan and Spain incurred losses in 2015, primarily due to reduced customer demand and the challenging market conditions we experienced in these CGUs during the year. Primarily as a result of management’s assessment of the continued negative impact of these factors on the profitability of these two CGUs, we reduced the future cash flow projections for these two CGUs in the fourth quarter of 2015, and recorded non-cash impairment charges totaling $12.2, comprised of $6.5 and $5.7, against the property, plant and equipment of our CGUs in Japan and Spain, respectively. After recording the impairment charges, the carrying value of the property, plant and equipment held by each such CGU was reduced to approximate the fair market value of the real property held at each respective CGU at the end of 2015. No goodwill or intangible assets were attributable to either of these CGUs in 2015.

In the fourth quarter of 2014, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment. We recorded non-cash impairment charges of $40.8 against the goodwill of our semiconductor business, primarily due to the reduction at that time of our long-term cash flow projections for this CGU as a result of volatility in customer demand, operational inefficiencies and commercial challenges associated with a particular customer, and the costs, terms, timing and challenges of ramping new sites and programs.

We determined the recoverable amount of our CGUs based primarily on their expected value-in-use. The process of determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating future growth, profitability, and discount rates, among other factors. The assumptions used in our 2015 annual impairment assessment were determined based on past experiences adjusted for expected changes in future conditions. Where applicable, we worked with independent brokers to obtain market prices to estimate our real property values. For our 2015 assessment, we used cash flow projections ranging from 3 years to 10 years (2014 — 2 to 9 years; 2013 — 3 to 10 years) for our CGUs, in line with the remaining useful lives of the CGUs’ essential assets. We generally used our weighted-average cost of capital of approximately 8% (2014 — approximately 10%; 2013 — approximately 12%) to discount our cash flows. For our semiconductor CGU, which is subject to heightened risk and volatilities (as a result of the factors discussed above), we applied a discount rate of 17% to our cash flow projections for this CGU (2014 and 2013 — 17%) to reflect management’s assessment of increased risk inherent in these cash flows. Despite the decrease in our overall weighted-average cost of capital and new business awarded to this CGU in the past two years, we maintained the 17% discount rate for our 2015 annual analysis for the semiconductor CGU in recognition of the challenges faced by this CGU during these two years.

Our goodwill of $19.5 at December 31, 2015 and 2014 was entirely attributable to our semiconductor CGU. For purposes of our 2015 impairment assessment, we assumed revenue growth for our semiconductor CGU in future years at an average compound annual growth rate of 9% over an 8-year period (2014 — 10% over a 9-year period), representing the remaining life of the CGU’s most significant customer contract. We believe that this growth rate is supported by the level of new business awarded in recent years, the expectation of future new business awards, and anticipated overall demand improvement in the semiconductor market based on certain market trend analyses published by external sources. We also assumed that the average annual margins for this CGU over the projection period will be slightly lower than our overall margin performance for the company in 2015, consistent with the average annual margins we assumed for our 2014 impairment analysis, despite the margin improvements we achieved in this CGU in 2015.

As part of our annual impairment assessment, we perform sensitivity analyses for our semiconductor CGUs in order to identify the impact of changes in key assumptions, including projected growth rates, profitability, and discount rates. For our 2015 annual impairment analysis, we did not identify any key assumptions where a reasonably possible change would result in material impairments to this CGU.

Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact our assumptions as to prices, costs or other factors that may result in changes in our estimates of future cash flows. Failure to realize the assumed revenues at an

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CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

appropriate profit margin or failure to improve the financial results of a CGU could result in additional impairment losses in the CGU in future periods.

(c)           Pension obligation settlement loss:

In August 2014, we liquidated the asset portfolio for the defined benefit component of a pension plan for certain Canadian employees, following which substantially all of the proceeds were used to purchase annuities from insurance companies for plan participants. The purchase of the annuities resulted in the insurance companies assuming responsibility for payment of the defined benefit pension benefits under the plan, and the employer substantially eliminating financial risk in respect of these obligations. We re-measured the pension assets and liabilities immediately before the purchase of the annuities, and in the third quarter of 2014 recorded a net re-measurement actuarial gain of $2.3 in other comprehensive income that was subsequently reclassified to deficit. The purchase of the annuities also resulted in a non-cash settlement loss of $6.4 which we recorded in other charges during the third quarter of 2014 in our consolidated statement of operations. For accounting purposes, on a gross-basis, we reduced the value of our pension assets by $149.8, and the value of our pension liabilities by $143.4 as of the date of the annuity purchase.

(d)           Other:

In 2014, other was comprised primarily of recoveries of damages we received in connection with the settlement of class action lawsuits in which we were a plaintiff, relating to certain purchases we had made in prior periods.

12.         INCOME TAXES

Our effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, and changes in our provisions related to tax uncertainties.

Our income tax expense of $42.2 for 2015 was negatively impacted by taxable foreign exchange impacts arising from the weakening of the Malaysian ringgit and Chinese renminbi relative to the U.S. dollar (our functional currency), which resulted in a net income tax expense of $12.2 of the $42.2 income tax expense recorded for 2015. Of the $12.2 net income tax expense attributable to taxable foreign exchange impacts in 2015, $4.5 consisted of deferred tax costs related to the revaluation of non-monetary balances (primarily capital assets and inventory on-hand) from historical average exchange rates to the year-end exchange rates, while the remaining $7.7 consisted primarily of cash costs resulting from increased local currency taxable profits that arose as a result of translating our U.S. dollar functional currency results to local currency for Chinese and Malaysian tax reporting purposes.

During the first quarter of 2014, Malaysian investment authorities approved our request to revise certain required conditions related to income tax incentives for one of our Malaysian subsidiaries. The benefits of these tax incentives were not previously recognized, as prior to this revision we had not anticipated meeting the required conditions. As a result of this approval, we recognized an income tax benefit of $14.1 in the first quarter of 2014 relating to years 2010 through 2013.

There was no net tax impact associated with either the $12.2 non-cash impairment to property, plant and equipment we recorded in the fourth quarter of 2015, or the $40.8 non-cash goodwill impairment charge we recorded in the fourth quarter of 2014.

See note 14 regarding income tax contingencies.

13.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, the Term Loan, borrowings under the Revolving Facility, and derivatives. We record the majority of our financial liabilities at amortized cost except for derivative liabilities, which we measure at fair value. We classify our term deposits as held-to-maturity. We record our short-term investments in money market funds at fair value, with changes recognized in our consolidated statement of

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CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

operations. The carrying value of the Term Loan approximates its fair value as it bears interest at a variable market rate. The carrying value of the outstanding cash advances receivable from the Solar Supplier approximates their fair value due to their relatively short term to maturity. We classify the financial assets and liabilities that we measure at fair value based on the inputs used to determine fair value at the measurement date. See note 20 of our 2014 annual audited consolidated financial statements for details of the input levels used and our fair value hierarchy at December 31, 2014. There have been no significant changes to the source of our inputs since December 31, 2014.

Cash and cash equivalents are comprised of the following:

	December 31 2014	December 31 2015
Cash	$397.2	$476.1
Cash equivalents	167.8	69.2
	$565.0	$545.3

Our current portfolio consists of bank deposits and certain money market funds that primarily hold U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at December 31, 2015 a Standard and Poor’s short-term rating of A-1 or above.

Interest rate risk:

Borrowings under our credit facility bear interest at specified rates, plus specified margins. See note 8. Our borrowings under this facility, which at December 31, 2015 totalled $262.5 (December 31, 2014 — no amounts outstanding), expose us to interest rate risk due to potential increases to the specified rates and margins.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. Although our functional currency is the U.S. dollar, currency risk on our income tax expense arises as we are generally required to file our tax returns in the local currency for each particular country in which we have operations. We attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. While our hedging program is designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes.

Our major currency exposures at December 31, 2015 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the IFRS financial instruments standard, we have excluded items such as pension and non-pension post-employment benefits and income taxes from the table below. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at December 31, 2015.

	Canadian dollar	Euro	Thai baht
Cash and cash equivalents	$4.0	$5.5	$1.0
Accounts receivable and other financial assets	1.1	27.3	0.2
Accounts payable and certain accrued and other liabilities and provisions	(34.7)	(15.1)	(14.8)
Net financial assets (liabilities)	$(29.6)	$17.7	$(13.6)

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CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Foreign currency risk sensitivity analysis:

The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in such non-functional currencies is summarized in the following table as at December 31, 2015. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Canadian dollar	Euro	Thai baht
	Increase (decrease)
1% Strengthening
Net earnings	$1.2	$(0.2)	$0.1
Other comprehensive income	1.2	0.1	0.7
1% Weakening
Net earnings	(1.2)	0.2	(0.1)
Other comprehensive income	(1.1)	(0.1)	(0.7)

At December 31, 2015, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$279.6	$0.76	14	$(13.7)
Thai baht	98.4	0.03	12	(4.4)
Malaysian ringgit	73.7	0.25	12	(4.1)
Mexican peso	27.6	0.06	14	(1.4)
British pound	129.0	1.50	4	1.3
Chinese renminbi	74.6	0.15	12	(1.0)
Euro	52.9	1.11	12	0.3
Romanian leu	14.7	0.25	12	(0.5)
Singapore dollar	21.2	0.72	12	(0.5)
Other	5.0		4	—
Total	$776.7			$(24.0)

At December 31, 2015, the fair value of the outstanding contracts was a net unrealized loss of $24.0 (December 31, 2014 — net unrealized loss of $15.0). Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in other comprehensive income until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at December 31, 2015 was not significant, is recognized immediately in our consolidated statement of operations. At December 31, 2015, we recorded $2.8 of derivative assets in other current assets, and $26.8 of derivative liabilities in accrued and other current and non-current liabilities (December 31, 2014 — $3.6 of derivative assets in other current assets and $18.6 of derivative liabilities in accrued and other current and non-current liabilities). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

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CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

14.                               CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court for the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs alleged violations of United States federal securities laws and sought unspecified damages. They alleged that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexico operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants’ motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of their claims against us, and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court’s dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. Defendants moved for summary judgment dismissing the case in its entirety, and plaintiffs moved for class certification and for partial summary judgment on certain elements of their claims. In an order dated February 21, 2014, the District Court denied plaintiffs’ motion for class certification because they sought to include in their proposed class persons who purchased Celestica stock in Canada. Plaintiffs renewed their motion for class certification on April 23, 2014, removing Canadian stock purchasers from their proposed class in accordance with the District Court’s February 21 order. Defendants opposed plaintiffs’ renewed motion on May 5, 2014 on the grounds that the plaintiffs were not adequate class representatives. On August 20, 2014, the District Court denied our motion for summary judgment. The District Court also denied the majority of plaintiffs’ motion for partial summary judgment, but granted plaintiffs’ motion on market efficiency.  The District Court also granted plaintiffs’ renewed class certification motion and certified plaintiffs’ revised class. On February 24, 2015, the parties reached an agreement in principle to settle the U.S. case, which was subsequently formalized in a Stipulation and Agreement of Settlement dated April 17, 2015. On April 17, 2015, the plaintiffs submitted the settlement to the District Court seeking preliminary approval of the settlement and of the form of notice to be issued to class members. On May 6, 2015, the District Court preliminarily approved the settlement as fair, reasonable and adequate, and directed the issuance of notice to class members. On July 28, 2015, the District Court held a settlement approval hearing at which it granted final approval to the settlement. The time for any person to appeal the District Court’s order approving the settlement has expired without any such appeal having been filed. The settlement payment to the plaintiffs was paid by our liability insurance carriers.

Parallel class proceedings were initiated against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. These proceedings are not affected by the settlement discussed above. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants’ motion to strike, but dismissed the defendants’ limitation period argument. The defendants’ appeal of the limitation period issue was dismissed on February 3, 2014 when the Court of Appeal for Ontario overturned its own prior decision on the limitation period issue. On August 7, 2014, the defendants were granted leave to appeal the decision to the Supreme Court of Canada, together with two other cases that dealt with the limitation period issue. The Supreme Court of Canada heard the appeal on February 9, 2015. The Supreme Court of Canada released its decision on December 4, 2015, allowing the defendants’ appeal and holding that the statutory claims of the plaintiff and the class under the Ontario Securities Act are barred by the applicable limitation period. In an earlier decision dated February 14, 2014, the Ontario Superior Court of Justice denied certification of the plaintiffs’ common law claims. No party appealed that decision. We will be seeking our costs of the Supreme Court proceedings and the proceedings below. It is too early to assess the quantum of costs that may be awarded, if any. The Canadian plaintiff has initiated a second motion to certify its common law claims, even though those claims were denied certification in February 2014. We believe that the February 2014 decision is final and binding and that any attempt to re-open certification of the common law claims is without merit. There can be no assurance that the outcome of the lawsuit will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claim. As the matter is ongoing, we cannot predict its duration or the resources required.

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CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Income taxes

We are subject to tax audits globally by various tax authorities of historical information, which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

Tax authorities in Canada have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have imposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. We have appealed this decision with the Canadian tax authorities and have sought assistance from the relevant Competent Authorities in resolving the transfer pricing matter under relevant treaty principles. We could be required to provide security up to an estimated maximum range of $20 million to $25 million Canadian dollars (approximately $14 to $18 at year-end exchange rates) in the form of letters of credit to the tax authorities in connection with the transfer pricing appeal, however, we do not believe that such security will be required. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $29 at year-end exchange rates).

Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $33 million Canadian dollars (approximately $24 at year-end exchange rates). We have appealed this decision with the Canadian tax authorities and have provided the requisite security to the tax authorities, including a letter of credit in January 2014 of $5 million Canadian dollars (approximately $4 at year-end exchange rates), in addition to amounts previously on account, in order to proceed with the appeal. We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

In the first quarter of 2015, we de-recognized the future benefit of certain Brazilian tax losses, which were previously recognized on the basis that these tax losses could be fully utilized to offset unrealized foreign exchange gains on inter-company debts that would become realized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. Due to the weakening of the Brazilian real against the U.S. dollar, the unrealized foreign exchange gains had diminished to the point where the tax cost to settle such inter-company debt was significantly reduced. Accordingly, our Brazilian inter-company debts were settled on April 7, 2015 triggering a tax liability of $1 and the relevant tax costs related to the foreign exchange gains were accrued as at December 31, 2015.

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in our owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts currently accrued.